EXHIBIT 21.1
LIST OF SUBSIDIARIES OF ANTLER SCIENCE TWO PLC
(F/K/A ANTLER SCIENCE TWO LIMITED)1

State/Jurisdiction of
Name	Incorporation

Elan Science Four Limited (to be renamed Alkermes Ireland Holdings Limited)	Ireland
EDT Pharma Holdings Limited (to be renamed Alkermes Pharma Ireland Limited)	Ireland
EDT US Holdco Inc. (to be renamed Alkermes US Holdings, Inc.)	Delaware
Eagle Holdings USA, Inc.	Delaware
Elan Holdings, Inc. (to be reorganized and renamed Alkermes Gainesville LLC)	Massachusetts

[1]	Subsidiaries of Antler Science Two plc following the completion of the reorganization and prior to the completion of the merger as described in the proxy statement/prospectus forming a part of this registration statement.